May 30, 2006



Mr. Brad Skinner
Accounting Branch Chief - Mail Stop
4561 Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                              Re: TransNet Corporation, File No. 0-8693

Dear Mr. Skinner,

This letter responds to comments raised in your letter dated May 16, 2006. TransNet Corporation's responses are listed below, numbered in accordance with the paragraphs in your letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

ITEM 6.  SELECTED FINANCIAL DATA, PAGE 9

         1. Future filings shall disclose the amount of cash dividends paid in each period. For the Staff's supplemental information, TransNet has paid only one dividend, in June 2004.

FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNT POLICIES
NOTE 2 [G] REVENUE RECOGNITION, PAGE F-8

         2. With respect to the comment, TransNet does comply with SOP 81-1. We would like to clarify some details of our contracts in question, which can typically be divided into two specific types.

         The first category of contract pertains to the provision of services. Under these contracts the Company provides contracted services that are completed within a period of time that is less than one month. These services are short-term services, such as desktop support or help desk services, and provided over an extended period of time. Revenue from these types of contracted services are recorded when performance is completed and accepted by the customer.

         Under the second type of contract, the Company has procured equipment for its client and then must install the working systems/ equipment, either into a pre-existing site or in some cases in a building yet to be constructed. Although these types of contracts usually extend beyond a one month period, the services rendered usually span one to two months, and typically are completed and accepted by the customer within a reporting period. Construction delays experienced by the customer are unrelated to the services provided by TransNet, are often the underlying reason for contracts for services extending beyond a month. These construction delay issues must be resolved before TransNet can provide our services. The time of actual performance of services, however, is usually unaffected by these construction delays. The Company's accumulated costs for most of the delay periods are minimal or
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         nonexistent. Revenue from these types of contracted services are also recorded when performance is completed and accepted by the customer.

         In accord with the above, we respectfully submit that our policy of revenue recognition does comply with SOP 81-1 as explained in paragraph .31. TransNet's use of the completed-contract method for both of the above types of contracts does not result in circumstances in which our financial position and results of our operations would vary materially from those resulting from use of the percentage-of-completion method.

         3. With respect to your concern in paragraph 3, TransNet does follow the guidance within SAB Topic 13. In the case of a sale of procured equipment only, where no additional installation services are provided, revenue is recognized when:

               o    Evidence of an arrangement exists.

               o    Delivery of the equipment has occurred.

               o The sales price of the equipment being sold to our customer is both fixed and determinable.

               o Collectibility of the accounts receivable related to the equipment sale is reasonably assured.

         4. Please be advised that future filings shall reflect revised revenue recognition policies, as reflected in our letters to the Staff.

We trust that the above will satisfactorily respond to the Commission's concerns.

Very truly yours,



/s/ Steven J. Wilk
President and CEO


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